                                    FORM 18-K

           FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              ---------------------

                                  ANNUAL REPORT

                                       OF
                          PROVINCE OF BRITISH COLUMBIA
                                    (CANADA)

                              (NAME OF REGISTRANT)

 DATE OF END OF FISCAL YEAR TO WHICH THIS ANNUAL REPORT RELATES: MARCH 31, 2004
                             SECURITIES REGISTERED*
                      (AS OF THE CLOSE OF THE FISCAL YEAR)

--------------------------------------------------------------------------------

                          Amounts as to which                Names of exchanges
Title of issue         registration is effective            on which registered
--------------------------------------------------------------------------------
  N/A                            N/A                                 N/A
--------------------------------------------------------------------------------

        NAMES AND ADDRESSES OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
           COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION:

                            HONOURABLE PAMELA WALLIN
                                  ROBERT NOBLE
                                 DAVID MURCHISON
                           CANADIAN CONSULATE GENERAL
                             1251 AVENUE OF AMERICAS
                            NEW YORK, NEW YORK 10020
                              ---------------------

                                    COPIES TO


               BRICE T. VORAN                         WINTHROP B. CONRAD, JR.                    MINISTRY OF FINANCE
            SHEARMAN & STERLING                        DAVIS POLK & WARDWELL                     PROVINCIAL TREASURY
    199 BAY STREET, COMMERCE COURT WEST                 450 LEXINGTON AVENUE                   DEBT MANAGEMENT BRANCH
          SUITE 4405, P.O. BOX 247                    NEW YORK, NEW YORK 10017                        2ND FLOOR
          TORONTO, ONTARIO, CANADA                                                               620 SUPERIOR STREET
                  M5L 1E8                                                                   P.O. BOX 9423, STN PROV GOVT
                                                                                             VICTORIA, BRITISH COLUMBIA,
                                                                                                   CANADA V8W 9V1

-------------------
* THE REGISTRANT IS FILING THIS ANNUAL REPORT ON A VOLUNTARY BASIS

                          PROVINCE OF BRITISH COLUMBIA

THE INFORMATION SET FORTH BELOW IS TO BE FURNISHED:

1. IN RESPECT OF EACH ISSUE OF SECURITIES OF THE REGISTRANT REGISTERED, A BRIEF STATEMENT AS TO:

     (a) THE GENERAL EFFECT OF ANY MATERIAL MODIFICATIONS, NOT PREVIOUSLY REPORTED, OF THE RIGHTS OF THE HOLDERS OF SUCH SECURITIES.

          None.

     (b) THE TITLE AND THE MATERIAL PROVISIONS OF ANY LAW, DECREE OR ADMINISTRATIVE ACTION, NOT PREVIOUSLY REPORTED, BY REASON OF WHICH THE SECURITY IS NOT BEING SERVICED IN ACCORDANCE WITH THE TERMS THEREOF.

          None.

     (c) THE CIRCUMSTANCES OF ANY OTHER FAILURE, NOT PREVIOUSLY REPORTED, TO PAY PRINCIPAL, INTEREST, OR ANY SINKING FUND OR AMORTIZATION INSTALLMENT.

          None.

2. A STATEMENT AS OF THE CLOSE OF THE FISCAL YEAR OF THE REGISTRANT TO WHICH THIS ANNUAL REPORT RELATES GIVING THE TOTAL OUTSTANDING OF:

     (a) INTERNAL FUNDED DEBT OF THE REGISTRANT. (TOTAL TO BE STATED IN THE CURRENCY OF THE REGISTRANT. IF ANY INTERNAL FUNDED DEBT IS PAYABLE IN A FOREIGN CURRENCY, IT SHOULD NOT BE INCLUDED UNDER THIS PARAGRAPH
          (a), BUT UNDER PARAGRAPH (b) OF THIS ITEM.)

          Certain information concerning internal funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

     (b) EXTERNAL FUNDED DEBT OF THE REGISTRANT. (TOTALS TO BE STATED IN THE RESPECTIVE CURRENCIES IN WHICH PAYABLE. NO STATEMENT NEED BE FURNISHED AS TO INTERGOVERNMENTAL DEBT.)

          Certain information concerning external funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

3. A STATEMENT GIVING THE TITLE, YEAR OF ISSUE, DATE OF MATURITY, INTEREST RATE AND AMOUNT OUTSTANDING, TOGETHER WITH THE CURRENCY OR CURRENCIES IN WHICH PAYABLE, OF EACH ISSUE OF FUNDED DEBT OF THE REGISTRANT OUTSTANDING AS OF THE CLOSE OF THE FISCAL YEAR OF THE REGISTRANT TO WHICH THE ANNUAL REPORT RELATES.

     Certain information concerning the funded debt of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

4. (a) AS TO EACH ISSUE OF SECURITIES OF THE REGISTRANT WHICH IS REGISTERED, THERE SHOULD BE FURNISHED A BREAK-DOWN OF THE TOTAL AMOUNT OUTSTANDING, AS SHOWN IN ITEM 3, INTO THE FOLLOWING:

          (1)  TOTAL AMOUNT HELD BY OR FOR THE ACCOUNT OF THE REGISTRANT.

                                                                                      Total Amount
                                                                                      Held by or for
                                                        Year of       Interest        the Account of
               Series           Date of Maturity         Issue          Rate          the Registrant

              BCUSD-2           January 15, 2026          1996          6.50           US$28,029,000
              BCUSD-3           September 1, 2036         1996          7.25           US$39,219,000
              BCUSD-4           June 20, 2007             2002          Floating       US$0
              BCUSG-1           October 29, 2008          1998/2001     5.38           US$0
              BCUSG-2           October 13, 2006          2001          4.63           US$0
              BCUSG-3           May 30, 2013              2003          4.30           US$0
              BCCG-2            December 1, 2006          1999/2001     5.25           C$4,500,000
              BCCG-3            June 1, 2009              2002          5.70           C$23,350,000

          (2) TOTAL ESTIMATED AMOUNT HELD BY NATIONALS OF THE REGISTRANT (OR IF REGISTRANT IS OTHER THAN A NATIONAL GOVERNMENT BY THE NATIONALS OF ITS NATIONAL GOVERNMENT); THIS ESTIMATE NEED BE FURNISHED ONLY IF IT IS PRACTICABLE TO DO SO.

              Not practicable to furnish.

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          (3) TOTAL AMOUNT OTHERWISE OUTSTANDING.

                                                                                     Total Amount
                                                      Year of       Interest           Otherwise
               Series         Date of Maturity         Issue          Rate            Outstanding
              BCUSD-2         January 15, 2026          1996        6.50              US$471,971,000
              BCUSD-3         September 1, 2036         1996        7.25              US$260,781,000
              BCUSD-4         June 20, 2007             2002        Floating          US$150,000,000
              BCUSG-1         October 29, 2008          1998/2001   5.38              US$750,000,000
              BCUSG-2         October 13, 2006          2001        4.63              US$750,000,000
              BCUSG-3         May 30, 2013              2003        4.30              US$500,000,000
              BCCG-2          December 1, 2006          1999/2001   5.25              C$1,245,500,000
              BCCG-3          June 1, 2009              2002        5.70              C$726,650,000

     (B) IF A SUBSTANTIAL AMOUNT IS SET FORTH IN ANSWER TO PARAGRAPH (a)(1) ABOVE, DESCRIBE BRIEFLY THE METHOD EMPLOYED BY THE REGISTRANT TO REACQUIRE SUCH SECURITIES.

          The securities were acquired by means of open market purchases.

5. A STATEMENT AS OF THE CLOSE OF THE FISCAL YEAR OF THE REGISTRANT TO WHICH THIS ANNUAL REPORT RELATES GIVING THE ESTIMATED TOTAL OF:

     (a) INTERNAL FLOATING INDEBTEDNESS OF THE REGISTRANT. (TOTAL TO BE STATED IN THE CURRENCY OF THE REGISTRANT.)

     Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

     (b) EXTERNAL FLOATING INDEBTEDNESS OF THE REGISTRANT. (TOTAL TO BE STATED IN THE RESPECTIVE CURRENCIES IN WHICH PAYABLE.)

     Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.3 hereto and is incorporated by reference herein.

6. STATEMENTS OF THE RECEIPTS, CLASSIFIED BY SOURCE, AND OF THE EXPENDITURES, CLASSIFIED BY PURPOSE, OF THE REGISTRANT FOR EACH FISCAL YEAR OF THE REGISTRANT ENDED SINCE THE CLOSE OF THE LATEST FISCAL YEAR FOR WHICH SUCH INFORMATION WAS PREVIOUSLY REPORTED. THESE STATEMENTS SHOULD BE SO ITEMIZED AS TO BE REASONABLY INFORMATIVE AND SHOULD COVER BOTH ORDINARY AND EXTRAORDINARY RECEIPTS AND EXPENDITURES; THERE SHOULD BE INDICATED SEPARATELY, IF PRACTICABLE, THE AMOUNT OF RECEIPTS PLEDGED OR OTHERWISE SPECIFICALLY ALLOCATED TO ANY ISSUE REGISTERED, INDICATING THE ISSUE.

     Certain information concerning revenue and expenditure of the registrant is included in Exhibit 99.5 hereto and is incorporated by reference herein.

7. (a) IF ANY FOREIGN EXCHANGE CONTROL, NOT PREVIOUSLY REPORTED, HAS BEEN ESTABLISHED BY THE REGISTRANT (OR IF THE REGISTRANT IS OTHER THAN A NATIONAL GOVERNMENT, BY ITS NATIONAL GOVERNMENT), BRIEFLY DESCRIBE THE EFFECT OF ANY SUCH ACTION, NOT PREVIOUSLY REPORTED.

          None.

     (b) IF ANY FOREIGN EXCHANGE CONTROL PREVIOUSLY REPORTED HAS BEEN DISCONTINUED OR MATERIALLY MODIFIED, BRIEFLY DESCRIBE THE EFFECT OF ANY SUCH ACTION, NOT PREVIOUSLY REPORTED.

          Not applicable.

THIS ANNUAL REPORT COMPRISES:

(a)  PAGES NUMBERED 1 TO 5 CONSECUTIVELY.

(b)  THE FOLLOWING EXHIBITS:
     Exhibit (a)--None

     Exhibit (b)--None.

     Exhibit (c)--Copy of the British Columbia Budget 2004 (incorporated by reference to Amendment No. 3 on Form 18-K/A to the registrant's Annual Report on Form 18-K relating to the fiscal year ended March 31, 2003.)

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ADDITIONAL EXHIBITS

    Exhibit      (99.1)  Cross-reference sheet - 2004 British Columbia Financial and Economic Review
                 (99.2)  Cross-reference Sheet - 2003/04 Public Accounts
                 (99.3)  Additional Information relating to the Province
                 (99.4)  2004 British Columbia Financial and Economic Review
                 (99.5)  2003/04 Public Accounts


THIS ANNUAL REPORT IS FILED SUBJECT TO THE INSTRUCTIONS FOR FORM 18-K FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF.

                                    SIGNATURE

     Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia on the 10th day of September, 2004.

                                 PROVINCE OF BRITISH COLUMBIA
                                 (Name of registrant)




                                 By:   /s/ Jim Hopkins
                                    --------------------------------------------
                                    Name:   Jim Hopkins
                                    Title:  Assistant Deputy Minister
                                            Provincial Treasury and Registries
                                            Ministry of Finance

                                  EXHIBIT INDEX


Exhibit (a)--None

Exhibit (b)--None

Exhibit (c)-- Copy of the British Columbia Budget 2004 (incorporated by reference to Amendment No. 3 on Form 18K-A to the registrant's Annual Report on Form 18-K relating to the fiscal year ended March 31, 2003.)


ADDITIONAL EXHIBITS

     Exhibit     (99.1)  Cross-reference sheet - 2004 British Columbia Financial and Economic Review
                 (99.2)  Cross-reference Sheet - 2003/04 Public Accounts
                 (99.3)  Additional Information relating to the Province
                 (99.4)  2004 British Columbia Financial and Economic Review
                 (99.5)  2003/04 Public Accounts